# KUNZMAN & BOLLINGER, INC.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

March 15, 2007

<u>UPS</u>

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 7010
Washington, D.C.  20549

      RE:    Registration Statement on Form S-1 for
                 Atlas America Public #16-2007 Program
                 <u>SEC Registration No. 333-138068</u>

Dear Ms. Moncada-Terry:

Enclosed as supplemental information are the following items of broker/dealer use only sales literature for the above-referenced offering:

(1)     a direct mail card entitled "Atlas Resources Public #16-2007 Program is now available!";

(2)     a direct mail card entitled "Do your clients need a WRITE-OFF?";

(3)     a direct mail card entitled "Do you have clients who need TAX BENEFITS?";

(4)     a direct mail card entitled "Why Invest in APPALACHIAN NATURAL GAS?";

(5)     a direct mail card entitled "Do you want to BENEFIT FROM OUR EXPERIENCE?";

(6)     a direct mail card entitled "Do your clients want to benefit from PARTIALLY SHELTERED INCOME?";

(7)     a direct mail card entitled "Do your clients need to PLAN FOR THEIR HEIRS?";

(8)     a direct mail card entitled "Have your clients achieved PORTFOLIO DIVERSIFICATION?";

(9)     a direct mail card entitled "Would you like to Reduce your client's TAX LIABILITY?"; and

(10)   a direct mail card entitled "Atlas Resources Public #16-2007 Program is now closed!";

None of these direct mail cards will be provided to investors.

Please direct any questions or comments with respect to this filing to the undersigned or Mr. Gerald A. Bollinger at (405) 942-3501.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

Wallace W. Kunzman, Jr.

Enclosures

cc:     Mr. Jack Hollander
       Mr. Justin Atkinson
       Ms. Marci Bleichmar



**SOLD OUT**

Investing in America's Energy

Atlas Energy Resources, LLC

**Atlas Resources**
**Public #16-2007**
Program
**is now closed!**

Natural Gas Drilling Programs
www.atlasenergyresources.com
APPROVED PRODUCT SPONSOR



**Atlas Energy** Resources, LLC

# Investing in America's Energy

**Thank you very much for your participation in Atlas Resources Public #16-2007 Program. We greatly appreciate your business.**

**ORIGINAL SUBSCRIPTION DOCUMENTS AND CHECKS MUST BE RECEIVED.**

Promptly Mail all completed documents including the check to:

**Anthem Securities, Inc.**

311 Rouser Rd., P.O. Box 926

Moon Township, PA 15108

Phone: 412-262-2830

If your Broker-Dealer requires you to send the documents to the home office instead of directly to Atlas, which many do, please adhere to your Broker-Dealer's policy. If you do not know your Broker-Dealer's sales policy, please make sure to contact your Broker-Dealer's home office directly to inquire.

**For Further Information Contact Your Regional Marketing Director:**

| Northwest | Southwest | Central |
|---|---|---|
| Brannon McPherson | Vicki Burbridge | Bruce Bundy |
| 866-256-8875 | 800-919-0020 | 800-522-2844 |
| **Northeast** | **Southeast** | **Tax Specialist** |
| Jim O'Mara | Robert Gourlay | Jack Hollander |
| 800-350-0144 | 800-543-9040 | 212-506 3804 |

*There can be no assurance that the objectives of this program will be achieved including whether or not the wells will pay out.*

Anthem Securities, Inc., an Affiliate of the Managing General Partner

THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.

Investing in America's Energy



Atlas Energy
Resources, LLC

Do your clients
need a

# WRITE-OFF?

Natural Gas Drilling Programs

www.atlasenergyresources.com

APPROVED PRODUCT SPONSOR



**Atlas Energy** Resources, LLC

# Investing in America's Energy

## Atlas Resources Public #16-2007 Program:

- 90% write-off in 2007 from intangible drilling costs against all sources of income for investor general partners.
- 10% write off over 7 years from Depreciation.
- 15% – 25% Depletion Allowance partially shelters cash flow for the life of the Partnership.
- Monthly Cash Distributions beginning 8-10 months after the Partnership closes.
- 10% Subordination Feature.
- Presentment Feature beginning with the fifth calendar year.
- Multiple drilling areas and gas markets for diversification.

However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment.

## For Further Information Contact Your Regional Marketing Director:

| Northwest | Southwest | Central |
| --- | --- | --- |
| Brannon McPherson | Vicki Burbridge | Bruce Bundy |
| 866-256-8875 | 800-919-0020 | 800-522-2844 |
| **Northeast** | **Southeast** | **Tax Specialist** |
| Jim O'Mara | Robert Gourlay | Jack Hollander |
| 800-350-0144 | 800-543-9040 | 212-506 3804 |

*There can be no assurance that the objectives of this program will be achieved including whether or not the wells will pay out.*

Anthem Securities, Inc., an Affiliate of the Managing General Partner

THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.



1040
abel
Atlas Energy Resources, LLC
Investing in America's Energy
Do you have clients who need
TAX BENEFITS?
Natural Gas Drilling Programs
www.atlasenergyresources.com
APPROVED PRODUCT SPONSOR



## Atlas Energy Resources, LLC

# Investing in America's Energy

## Do any of your clients…

- Have high wages or self-employment income every year?
- Have a large one-time tax problem due to a sale of a business or real estate?
- Receive a large bonus, severance fee or inheritance?
- Exercise stock options?
- Fail to qualify for or complete a 1031 exchange?
- Need to reduce AMT?

However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment.

## For Further Information Contact Your Regional Marketing Director:

| Northwest | Southwest | Central |
|---|---|---|
| Brannon McPherson | Vicki Burbridge | Bruce Bundy |
| 866-256-8875 | 800-919-0020 | 800-522-2844 |
| **Northeast** | **Southeast** | **Tax Specialist** |
| Jim O'Mara | Robert Gourlay | Jack Hollander |
| 800-350-0144 | 800-543-9040 | 212-506 3804 |

## Atlas Resources Public #16-2007 Program is available now!

*There can be no assurance that the objectives of this program will be achieved including whether or not the wells will pay out.*

Anthem Securities, Inc., an Affiliate of the Managing General Partner

THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.





Investing in America's Energy



Atlas Energy
Resources, LLC

Why Invest in
**APPALACHIAN
NATURAL GAS?**

Natural Gas Drilling Programs
www.atlasenergyresources.com
APPROVED PRODUCT SPONSOR



**Atlas Energy**
Resources, LLC

# Investing in America's Energy

- It is usually clean and usable without purification.

- Low-pressure wells make them easier to operate and they tend to be environmentally safe.

- Accessibility - the Appalachian Basin is the closest source of natural gas to the high demand Mid-Atlantic and Northeast regions of the United States.

- Proximity to Mid-Atlantic and Northeast allows for premium natural gas pricing

However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment.

## For Further Information Contact Your Regional Marketing Director:

| Northwest | Southwest | Central |
|---|---|---|
| Brannon McPherson | Vicki Burbridge | Bruce Bundy |
| 866-256-8875 | 800-919-0020 | 800-522-2844 |
| **Northeast** | **Southeast** | **Tax Specialist** |
| Jim O'Mara | Robert Gourlay | Jack Hollander |
| 800-350-0144 | 800-543-9040 | 212-506 3804 |

## Atlas Resources Public #16-2007 Program is available now!

*There can be no assurance that the objectives of this program will be achieved including whether or not the wells will pay out.*

Anthem Securities, Inc., an Affiliate of the Managing General Partner

THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.

Investing in America's Energy



Atlas Energy
Resources, LLC

Do you want to

# BENEFIT
# FROM OUR
# EXPERIENCE?

Natural Gas Drilling Programs

www.atlasenergyresources.com

APPROVED PRODUCT SPONSOR



**Atlas Energy**
Resources, LLC

## Investing in America's Energy

- Over 32-year history as driller and operator.

- More than $544 million of investor funds raised.

- More than 5,100 wells currently operated.

- The largest independent energy company in Appalachian Basin.

- More than 205 professional and experienced employees in all areas of the energy business.

However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment.

### For Further Information Contact Your Regional Marketing Director:

| Northwest | Southwest | Central |
|---|---|---|
| Brannon McPherson | Vicki Burbridge | Bruce Bundy |
| 866-256-8875 | 800-919-0020 | 800-522-2844 |
| **Northeast** | **Southeast** | **Tax Specialist** |
| Jim O'Mara | Robert Gourlay | Jack Hollander |
| 800-350-0144 | 800-543-9040 | 212-506 3804 |

**Atlas Resources Public #16-2007 Program is available now!**

*There can be no assurance that the objectives of this program will be achieved including whether or not the wells will pay out.*

Anthem Securities, Inc., an Affiliate of the Managing General Partner

THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.





Atlas Energy Resources, LLC

Investing in America's Energy

Do your clients want to benefit from **PARTIALLY SHELTERED INCOME?**

Natural Gas Drilling Programs

www.atlasenergyresources.com

APPROVED PRODUCT SPONSOR



**Atlas Energy**
Resources, LLC

# Investing in America's Energy

- 15% – 25% Depletion Allowance partially shelters cash flow for the life of the Partnership.

**Other Benefits:**

- 90% write-off in 2007 from intangible drilling costs against all sources of income for investor general partners.
- 10% write off over 7 years from Depreciation.
- Monthly Cash Distributions beginning 8-10 months after the Partnership closes.
- 10% Subordination Feature.
- Presentment Feature beginning with the fifth calendar year.
- Multiple drilling areas and gas markets for diversification.

However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment.

## For Further Information Contact Your Regional Marketing Director:

| Northwest | Southwest | Central |
|---|---|---|
| Brannon McPherson | Vicki Burbridge | Bruce Bundy |
| 866-256-8875 | 800-919-0020 | 800-522-2844 |
| **Northeast** | **Southeast** | **Tax Specialist** |
| Jim O'Mara | Robert Gourlay | Jack Hollander |
| 800-350-0144 | 800-543-9040 | 212-506 3804 |

## Atlas Resources Public #16-2007 Program is available now!

*There can be no assurance that the objectives of this program will be achieved including whether or not the wells will pay out.*

Anthem Securities, Inc., an Affiliate of the Managing General Partner

THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.



Investing in America's Energy

Atlas Energy Resources, LLC

Do your clients need to

# PLAN FOR THEIR HEIRS?

Natural Gas Drilling Programs

www.atlasenergyresources.com

APPROVED PRODUCT SPONSOR



**Atlas Energy**
Resources, LLC

## Investing in America's Energy

- Family Gifting.

- College Education Funding.

- Financial Investment Planning.

However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment.

## For Further Information Contact Your Regional Marketing Director:

| Northwest | Southwest | Central |
|---|---|---|
| Brannon McPherson | Vicki Burbridge | Bruce Bundy |
| 866-256-8875 | 800-919-0020 | 800-522-2844 |
| **Northeast** | **Southeast** | **Tax Specialist** |
| Jim O'Mara | Robert Gourlay | Jack Hollander |
| 800-350-0144 | 800-543-9040 | 212-506 3804 |

### Atlas Resources Public #16-2007 Program is available now!

*There can be no assurance that the objectives of this program will be achieved including whether or not the wells will pay out.*

Anthem Securities, Inc., an Affiliate of the Managing General Partner

THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.





Investing in America's Energy

**Atlas Energy Resources, LLC**

Have your
clients achieved

# PORTFOLIO
# DIVERSIFICATION?

Natural Gas Drilling Programs
www.atlasenergyresources.com

APPROVED PRODUCT SPONSOR



## Atlas Energy Resources, LLC

# Investing in America's Energy

- Tax planning.

- Financial Investment Planning.

- Diversified Asset Allocation.

- An Investment in Energy.

However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment.

## For Further Information Contact Your Regional Marketing Director:

| Northwest | Southwest | Central |
|---|---|---|
| Brannon McPherson | Vicki Burbridge | Bruce Bundy |
| 866-256-8875 | 800-919-0020 | 800-522-2844 |
| **Northeast** | **Southeast** | **Tax Specialist** |
| Jim O'Mara | Robert Gourlay | Jack Hollander |
| 800-350-0144 | 800-543-9040 | 212-506 3804 |

## Atlas Resources Public #16-2007 Program is available now!

*There can be no assurance that the objectives of this program will be achieved including whether or not the wells will pay out.*

Anthem Securities, Inc., an Affiliate of the Managing General Partner

THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.



Investing in America's Energy

Atlas Energy
Resources, LLC

Would you like to
Reduce your client's
TAX
LIABILITY?

Natural Gas Drilling Programs
www.atlasenergyresources.com
APPROVED PRODUCT SPONSOR



Atlas Energy Resources, LLC

## Investing in America's Energy

- Reduce Taxable Income for High Net Worth Clients.
- Reduce Taxable Income From a One-Time Taxable Event.
- Reduce AMT.
- Reduce Self-Employment Income.

However, whether or not the investment is suitable for your client depends on many factors including whether the client meets their state income and or net worth requirements to qualify for the investment.

**For Further Information Contact Your Regional Marketing Director:**

| Northwest | Southwest | Central |
|---|---|---|
| Brannon McPherson | Vicki Burbridge | Bruce Bundy |
| 866-256-8875 | 800-919-0020 | 800-522-2844 |
| **Northeast** | **Southeast** | **Tax Specialist** |
| Jim O'Mara | Robert Gourlay | Jack Hollander |
| 800-350-0144 | 800-543-9040 | 212-506 3804 |

**Atlas Resources Public #16-2007 Program is available now!**

*There can be no assurance that the objectives of this program will be achieved including whether or not the wells will pay out.*

Anthem Securities, Inc., an Affiliate of the Managing General Partner

THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182.
MARCH, 2007.








Investing in America's Energy


Atlas Energy
Resources, LLC

Atlas Resources
Public #16-2007
Program
is now available!

Natural Gas Drilling Programs
www.atlasenergyresources.com

APPROVED PRODUCT SPONSOR



**Atlas Energy Resources, LLC**

# Investing in America's Energy

## Atlas Resources Public #16-2007 Program:

**Amount:** ......................................................$200,000,000

**Unit Size:** ...............Investor General Partner Units Only
$10,000 minimum plus increments of $1,000

**Investor Suitability:** ........................NonAccredited Investors
See the prospectus for suitability

**Investor General Partners:** ......Converted to LPs after all wells are
drilled and completed (approx. 1 year)

**Selling Period:** ..................................now through July 31, 2007

**Sales Commission:** ...............................................................7%

## For Further Information Contact Your Regional Marketing Director:

| Northwest | Southwest | Central |
|---|---|---|
| Brannon McPherson | Vicki Burbridge | Bruce Bundy |
| 866-256-8875 | 800-919-0020 | 800-522-2844 |
| **Northeast** | **Southeast** | **Tax Specialist** |
| Jim O'Mara | Robert Gourlay | Jack Hollander |
| 800-350-0144 | 800-543-9040 | 212-506 3804 |

*There can be no assurance that the objectives of this program will be achieved including whether or not the wells will pay out.*

Anthem Securities, Inc., an Affiliate of the Managing General Partner

THIS IS FOR BROKER/DEALER USE ONLY AND NOT FOR USE WITH INVESTORS. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE UNITS IN THE PROGRAM. THE OFFERING MAY BE MADE ONLY BY MEANS OF THE PROSPECTUS. A PROSPECTUS MAY BE OBTAINED BY CONTACTING ANTHEM SECURITIES, INC. AT 1-800-251-0171 ext. 182. MARCH, 2007.